FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Corporation

Corporate Taxpayers’ Registry (CNPJ/MF) No. 47.508.411/0001‐56

Registry of Commerce (NIRE) No. 35.300.089.901

NOTICE OF MEETING

SPECIAL SHAREHOLDERS’ MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are hereby notified to attend the meeting set to be held on December 29, 2014, at 10:00 a.m., at the Company’s headquarters, at Avenida Brigadeiro Luis Antonio, no 3.142, sala 1 [room], in this Capital City, in order to take resolutions on the following agenda:

a.                   Ratify the execution of the Protocol and Justification of Merger of Subsidiaries into Companhia Brasileira de Distribuição, on December 11, 2014, by the managements of both the Company and of Vedra Empreendimentos e Participações S/A, GPA 4 Empreendimentos e Participações S/A, ECQD Participações Ltda., API SPE 06 Empreendimentos Ltda., GPA 5 Empreendimentos e Participações S/A, Monte Tardeli Empreendimentos e Participações S/A, PA Publicidade Ltda., Vancouver Empreendimentos e Participações Ltda. e Duque Conveniências Ltda. (the “Subsidiaries”), which stipulates the terms and conditions for the merger of the Subsidiaries into the Company, upon the transfer of their net worth to the Company (the “Protocol”), ando f the acts and measures therein provided (the “Merger”);

b.                   Ratify the hiring of Magalhães Andrade S/S Auditores Independentes, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 62.657.242/0001‐00, registered with CRC/SP under No. 2SP000233/O‐3, with registered office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6º andar [floor], Jardim Paulistano [District], CEP [zip code] 01452‐001 (“Magalhães Andrade”), as a specialized company that conducted the accounting assessment of the Subsidiaries’ net equity on the base date of September 30, 2014, for purposes of Merger of Subsidiaries (the “Assessment Report”);

c.                    Approve the Assessment Report;

d.                   Approve the Merger; and

e.                   Should the matters above be approved, authorize the Company managers to take all the actions necessary to enforce the resolutions proposed and approved by the Company’s shareholders.

A copy of the documents relative to the matter contained in the present Agenda is available for all Shareholders at the Company headquarters, on the investors relations Company webpage (www.gpari.com.br) and on the Brazilian Securities and Exchange Commission webpage – CVM (www.cvm.gov.br), as per CVM Instruction 481/09.

The shareholders and their legal representatives must attend the Shareholders’ Meeting bearing their relevant identity documents. Shareholders intending to be represented by proxies at the Meeting herein called are asked to send the relevant documents making proof of their capacity of Company shareholders and the proxies at least seventy-two (72) hours before the time set for the Meeting to take place. The documents shall be sent to the Corporate Legal Department of the Company, at Avenida Brigadeiro Luis Antonio, no 3.142, in this Capital City, with acknowledgment of receipt.

São Paulo, December 12, 2014.

JEAN-CHARLES HENRI NAOURI

Chair of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 12, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.